EXHIBIT 99.1

Hydro results first quarter 2004

Consolidated Results (US GAAP) (unaudited)

                             First quarter                     Year
                                  2004    2004      2003       2003
 Million, except per share
 data                              NOK   EUR(1)     NOK        NOK
 Operating revenues             39,598   4,694    35,763    133,761

 Operating income                9,276   1,100     5,982     21,625
 Non-consolidated investees        131      16       187        620
 Financial income (expense),
 net                             (624)    (74)     (651)        154
 Other income (loss), net          110      13         0    (1,253)
 Income from continuing
 operations before tax and
 minority interest               8,893   1,055     5,518     21,146

 Income tax expense            (5,786)   (686)   (3,976)   (12,922)
 Minority interest                  28       3        28        151
 Income from continuing
 operations before
 cumulative effect of change
 in accounting principle         3,135     372     1,570      8,375

 Income from discontinued
 operations                      1,083     128       631      2,312
 Income before cumulative
 effect of change in
 accounting principle            4,218     500     2,201     10,687

 Cumulative effect of change
 in accounting principle             0       0       281        281
 Net income                      4,218     500     2,482     10,968

 Earnings per share from
 continuing operations (in
 NOK and Euro)                   12.30    1.46      6.10      32.50
 Earnings per share before
 change in accounting
 principle (in NOK and Euro)     16.50    1.96      8.50      41.50

 Financial data
 EBITDA(2) - million            13,546   1,606     9,935     38,628
 Investments - million           4,776     566     4,669     17,712
 Net interest bearing
 debt/equity(3)                   0.18    0.18      0.51       0.38

 1) Presentation in Euro is a convenience translation based on the exchange rate at 31 March 2004, which was 8.4365.

 2) Earnings Before Interest, Tax, Depreciation and Amortization.

 3) Net interest-bearing debt divided by shareholders' equity plus minority interest, adjusted for unfunded pension obligation (after tax) and present value of future obligations on operating leases.

All comparative figures are for the corresponding period in 2003 unless otherwise stated. Certain amounts in previously issued consolidated financial statements were reclassefied to conform with the 2004 presentation.

Oslo (2004-05-10): Hydro's income from continuing operations in the first quarter of 2004 was NOK 3,135 million (NOK 12.30 per share), compared with NOK 1,570 million (NOK 6.10 per share) in the first quarter of 2003. Hydro's income before cumulative effect of change in accounting principle including Yara's activities up to the demerger was NOK 4,218 million (NOK 16.50 per share) compared with NOK 2,201 million (NOK 8.50 per share) in 2003.

Net income, excluding the demerged operation, reflected a considerable improvement compared with the equivalent quarter last year. Both principal business areas, Oil & Energy and Aluminium, delivered stronger results.

"Good operations and start-up of new fields contribute to continued strong production growth, which combined with high oil and gas prices gives excellent results in Oil & Energy. The aluminium markets are improving. Production and sale of aluminium and downstream products increase, and it is satisfactory that the results in Aluminium also reflect the effects of the completed improvement measures," says President and CEO Eivind Reiten.

"We have also carried out a strategic restructuring of the company's operations, with complete focus on developing the main activities Oil & Energy and Aluminium. The demerger of the Agri operation, and its successful listing on the Oslo Stock Exchange under the name of Yara International were realized, resulting in added value creation for Hydro's shareholders and a stronger financial platform for Hydro," says Reiten.

Operating income for the first quarter of 2004 amounted to NOK 9,276 million compared with NOK 5,982 million in the first quarter of 2003. Results in both Oil & Energy and Aluminium have improved significantly. However, operating income in the first quarter of both years was impacted by unrealized effects from changes in the market value of electricity and aluminium futures and forward contracts, gains on disposals and non-recurring effects. Operating income for the quarter included a positive effect of NOK 154 million in connection with changes to the market value of power supply contracts, and unrealized gains on aluminium futures and forward contracts amounting to NOK 350 million. The first quarter also included the gain from the divestment of the Gjoa discovery on the Norwegian Continental Shelf (NCS) of NOK 285 million. NOK 428 million was charged in the first quarter of 2003 as a result of a lower market value of the contract portfolio due to considerably lower forward prices for electricity at the end of the quarter compared to the unusually high electricity prices at the end of 2002. A non-recurring effect in connection with pensions of around NOK 230 million was also charged to the operating income in the first quarter of 2003. When adjusted for these effects, the improvement in operating income was about NOK 1.9 billion, including NOK 1.2 billion relating to Oil & Energy and NOK 600 million relating to Aluminium. Petrochemicals has also produced a significant improvement in results.

The higher results in Oil & Energy were mainly due to increased production and higher gas prices. The average price measured in US dollars was at the same level as the year before. Oil and gas production was around 615,000 barrels of oil equivalents (boe) per day in the first quarter, an increase of 63,000 boe per day, compared with the equivalent quarter the year before. This was mainly due to the start up of production from the Grane, Fram Vest and Mikkel fields in the second half of 2003, in addition to a 15 percent increase in production from operations outside of Norway. Production is targeted at an average of 560,000 boe per day for 2004. Exploration activities have been somewhat lower than in the equivalent quarter of 2003. Electricity production was significantly higher in the first quarter of 2004 than in the equivalent quarter of 2003, but this was partly offset by considerably lower electricity prices.

Market conditions for Aluminium have improved, and the realized metal price in Norwegian kroner increased by seven percent in relation to the first quarter of 2003. Better markets for metal and downstream products together with new production capacity have boosted volumes. Primary metal production increased by 12 percent compared with the same period last year. Higher metal prices in US dollars were somewhat offset by a lower dollar exchange rate. Increased volumes in downstream activities and internal improvement measures have also had a positive effect.

Hydro completed the demerger of its Agri operation transferring the Agri business activities to Yara International ASA on 24 March 2004. Immediately afterwards, Yara repaid its loan from Hydro of NOK 7.1 billion following the establishment of Yara's independent financing arrangements. Yara was listed on the Oslo Stock Exchange on 25 March. On 15 January, Hydro's Extraordinary General Meeting resolved to demerge Hydro Agri by issuing one Yara share for each Hydro share held by shareholders on the effective date of the demerger. As of 25 March, Hydro's shares traded without rights to the demerged operation. As part of the demerger transaction, Hydro retained 20 percent of the Yara shares. These shares were sold in connection with the demerger transaction, through a public offering, that was oversubscribed by around 20 times. The shares sold for NOK 41 per share resulting in a total proceeds of NOK 2.6 billion and a net gain of around NOK 530 million. The gain, together with Agri's net income from operations for the period ending 25 March are included in Income from discontinued operations for the quarter. Previous periods have been adjusted in order to present the results on a comparable basis.

Cash flow from operations in the first quarter of 2004 was NOK 8.5 billion (NOK 6.4 billion).

Investments in the first quarter of 2004 amounted to NOK 4.8 billion. The amount included NOK 1.3 billion relating to the effect of implementation of the FASB Interpretation No. 46R requiring the consolidation of one of the Company's 20 percent owned investees. Excluding this amount, investments in the first quarter amounted to NOK 3.5 billion. Around half of the amount invested related to oil and gas operations.

The provision for current and deferred taxes in the first quarter was NOK 5,786 million, approximately 65 percent of pre-tax income.

 NOK million                     Operating income (loss)
 Hydro Oil & Energy              7,818
 Hydro Aluminium                 1,629
 Other activities                   93
 Corporate and Eliminations       (264)
 Sum                             9,276

In connection with the presentation of its first-quarter results, Hydro also announced today that the company, at its own initiative, has contacted the Securities and Exchange Commission ( SEC ) to provide information explaining the methodologies, and the technical data derived from such methodologies, that serve as the basis for Hydro's estimate of the "proved undeveloped reserves" (as that term is defined in SEC rules and regulations) for the Ormen Lange gas field. Hydro is now in the process of assembling additional information to be provided to the SEC in order to further support the company's estimate of such reserves for the field.

Hydro initiated the dialogue with the SEC after becoming aware of the substantial variation in the estimates of the proved undeveloped reserves for this field among the companies with interest in this field.

Hydro expects to have concluded the dialogue with the SEC on this subject in time for the company to file its 2003 annual report on Form 20-F within the June 30 deadline for that filing.

Hydro is the operator for Ormen Lange in the development phase. The partners in the Ormen Lange field are: Hydro (18.0728%), Shell (17.0375%), Petoro (36.475%), Statoil (10.8441%), BP (10.342%) and ExxonMobil (7.2286%). The Plan for Development and Operation ( PDO) was submitted to the Norwegian authorities in December 2003 and approved April 2, 2004.

Further information about Norsk Hydro ASA and the company's results are available on the Internet: www.hydro.com

***

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

 Contact   Cecilie Ditlev-Simonsen               Idar Eikrem
 Telephone (+47) 22 53 20 97                     (+47) 22 53 32 73
 Cellular  (+47) 41 55 92 50                     (+47) 95 02 83 63
 E-mail    Cecilie.Ditlev-Simonsen@hydro.com     Idar.Eikrem@hydro.com